

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Jason E. Fox
Chief Executive Officer
W. P. Carey Inc.
One Manhattan West, 395 9th Avenue
58th Floor
New York, New York 10001

      Re: W. P. Carey Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed March 28, 2022
          File No. 001-13779

Dear Jason E. Fox:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Disclosure Review Program

cc: Sapna Sanagavarapu